                                                                    Exhibit 99.2

PRESS RELEASE
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FINAL--FOR IMMEDIATE RELEASE

    NAVIOS MARITIME HOLDINGS INC ANNOUNCES EFFECTIVENESS OF F-1 REGISTRATION
                                    STATEMENT

Piraeus, Greece -- (August 14, 2006) - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW) announced today that on August 14, 2006, the
Securities and Exchange Commission declared effective the Company's F-1 registration statement covering the exercise of Navios's publicly traded warrants. Accordingly, such warrants are now freely exercisable.

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk,
Connecticut and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ's
National Market System where its Common Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
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